Exhibit 16.1

December 10, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated December 10, 2012, of Radiation Therapy Services Holdings, Inc. and are in agreement with the statements contained in paragraphs 2, 3 and 4 listed under “(a) Dismissal of independent registered public accounting firm” on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

In addition, we have no basis to agree or disagree with other statements of the registrant contained in “(b) Engagement of new independent registered public accounting firm” on page 2 of the above referenced filing.

/s/ Ernst & Young LLP